COPY	COPY
Jonathan R. Zimmerman JZimmerman@faegre.com (612) 766-8419
April 13, 2010
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561
Attention: H. Christopher Owings, Assistant Director
Re: SPS Commerce, Inc. — Registration Statement on Form S-1 (File No. 333-163476) (the “Registration Statement”)
Ladies and Gentlemen:
     On behalf of SPS Commerce, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of H. Christopher Owings, Assistant Director, dated April 9, 2010 (the “Comment Letter”). We have enclosed for your reference two courtesy copies of Amendment No. 6 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from Amendment No. 5 to the Registration Statement.
     The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to we, our or us mean the Company or its advisors, as the context may require. The page number references correspond to the page numbers in the Amendment.
Amendments No. 4 to Registration Statement on Form S-1
Exhibit 5.1
1.	The fourth paragraph, first bullet sub-paragraph, of the legal opinion concerns the legality of the “Company Shares” being issued. It appears that the conclusion of the legality of the issuance of Company Shares is modified in (i) and (ii) of the subparagraph on the status of the issuance of certified or uncertified shares being properly delivered to Selling Stockholders. The relevance of actions to be taken for the benefit of Selling Stockholders to the legality of the issuance of Company Shares is not clear. Please revise to delete this qualification or explain. In this regard, we also see a similar qualification in the second bullet sub-paragraph concerning the legality of Selling Stockholders Shares. The purpose and effect of these qualifications are unclear. Please advise or revise.
Company Response:
The Company filed a revised opinion of Faegre & Benson with the Amendment that corrects a typographical error in the first bullet sub-paragraph of the fourth paragraph by

April 13, 2010

changing a reference from “Selling Stockholder Shares” to “Company Shares.” The assumptions in clauses (i) and (ii) of the first bullet subparagraph are included because the Delaware General Corporation Law requires that shares of a corporation be represented by certificates unless the board of directors of a corporation provides by resolution that some or all of a class or series of the corporation’s stock shall be uncertificated shares. The assumption in clause (i) assumes the due execution of a certificate by the Company and countersignature by the Company’s transfer agent for certificated shares to comply with this requirement for shares that will be sold in that form. The assumption in clause (ii) assumes that, if the Company decides uncertificated shares will be transferred in the offering, the board or an authorized committee will take the necessary action to provide that such shares will be uncertificated by the time they are sold. The revised opinion filed with the Amendment deletes the similar qualification that previously was in the second bullet subparagraph.
Amendments No. 5 to Registration Statement on Form S-1
Principal and Selling Stockholders, page 81
2.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by PV Securities Corporation, BlueCrest Venture Finance Master Fund Limited, ML Partners, Granite Private Equity II, LLC, Pacific Capital Ventures, LLC, JAMIT, LLC and Axiom Ventures Partners II Limited Partners. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.
Company Response:
In response to the Staff’s comment, the Company revised pages 81-84 to disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by PV Securities Corporation, BlueCrest Venture Finance Master Fund Limited, ML Partners, Granite Private Equity II, LLC, Pacific Capital Ventures, LLC, JAMIT LLC and Axiom Ventures Partners II Limited Partners.
3.	In accordance with Item 507 of Regulation S-K, please provide for each selling stockholder its, his or her relationship to the registrant within the last three years.
Company Response:
In response to the Staff’s comment, the Company revised pages 82-84. The Company respectfully advises the Staff that, except as disclosed in the section titled “Certain Relationships and Related Party Transactions” and pages 82-84, no selling stockholder has had any position, office or other material relationship with the Company or any of its predecessors or affiliates within the last three years.
4.	Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the

April 13, 2010

securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.
Company Response:
The Company respectfully advises the Staff that no selling stockholder is a registered broker-dealer or affiliate of a broker-dealer.
     Please do not hesitate to call me at 612-766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.
Sincerely,
/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman
Enclosures

cc:	Scott M. Anderegg, Staff Attorney, Securities and Exchange Commission (w/out encl.)
Archie C. Black, Chief Executive Officer, SPS Commerce, Inc. (w/out encl.)
Kimberley K. Nelson, Chief Financial Officer, SPS Commerce, Inc. (w/out encl.)
Kenneth J. Gordon, Partner, Goodwin Procter LLP (w/out encl.)